EXHIBIT 12.1


        STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)

                                                   Year Ended      Year Ended     Year Ended    Year Ended    Year Ended
                                                    March 31,       March 31,       March 31,    March 31,     March 31,
                                                      2002            2001            2000         1999          1998
                                                   -----------     -----------    -----------   -----------   -----------

Consolidated pretax income (loss) from
  continuing operations                            $  (4,351)         19,496         11,659       (7,839)       (27,122)

Net amortization of debt issuance expense              1,420           1,389          1,326        1,412          2,292

Interest expense                                      28,553          31,653         32,637       34,830         36,664

Interest portion of rental expense                     1,722           1,950          2,015        2,301          2,130
                                                   ----------        --------       --------     --------       --------

    Earnings                                       $  27,344          54,488         47,637       30,704         13,964
                                                   ==========        ========       ========     ========       ========


Interest expense                                   $  28,553          31,653         32,637       34,830         36,664

Net amortization of debt issuance expense              1,420           1,389          1,326        1,412          2,292

Interest portion of rental expense                     1,722           1,950          2,015        2,301          2,130
                                                   ----------        --------       --------      -------      ---------
    Fixed Charges                                  $  31,695          34,992         35,978       38,543         41,086
                                                   ==========        ========       ========     ========      =========


    Ratio of Earnings to Fixed Charges                 (a)             1.56x         1.32x          (a)           (a)
                                                   ==========        ========       ========     =========     =========

(a) The deficiency in earnings required to cover fixed charges for the fiscal years ended March 31, 2002, 1999 and 1998 was $4,351, $7,839 and $27,122,
     respectively. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes, discontinued operations and extraordinary items from fixed charges. Fixed charges consist of interest expense and one-third of operating lease rental expense, which is deemed to be representative of the interest factor. The deficiency in earnings required to cover fixed charges includes depreciation of property, plant and equipment and amortization of goodwill and other assets and non-cash charges which are reflected in cost of sales and selling, general and administrative expenses, in the following amounts (in thousands):

                                    Fiscal Year Ended March 31,
                              ----------------------------------------
                                 2002           1999            1998
                              ---------       ---------       --------
Depreciation                  $ 27,024        $ 29,651        $ 28,124
Amortization                     4,175           4,025          10,413
Non-cash charges                 4,723             945           2,301
                             ----------       ---------       ---------
  Total                       $ 35,922        $ 34,621        $ 40,838
                             ==========       =========       =========


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